SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
May 24th, 2007
SCOR
(Exact name of Registrant as specified in its chapter)
1, Avenue du Général de Gaulle
92074 Paris – La Défense Cedex, France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature
Exhibit 99-1
Exhibit 99-2

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated May 24th, 2007

SCOR (Registrant)
By:	/s/ MARCEL KAHN
Marcel Kahn,
Chief Financial Officer

Exhibit 99-1
24 may, 2007
First Quarter 2007
SCOR records a net income of EUR 76 million,
up 43%
2007 First Quarter Results*:
•	Gross written premiums: EUR 1,040 million (+ 42%*)
–	Non-Life gross written premiums: EUR 474 million (+ 1%*)

–	Life gross written premiums: EUR 566 million (+ 114%*)
•	Operating income: EUR 127 million (+ 27%*)

•	Net income after tax: EUR 76 million (+ 43%*)

•	Shareholders’ equity at 31 March 2007: EUR 2,314 million (+ 3% compared to 31 December 2006)

•	Annualized return on weighted average equity (RoE): 14.0% (12.7%*)

•	Net income per share: EUR 0.66 (+ 35%*)

•	Net book value per share: EUR 20.03 (+ 9%*)
Results by Line of Business:
•	Net combined ratio for Non-Life reinsurance: 97.7% (97.3%*)

•	Margin on net earned premiums for Life reinsurance: 7.8% (7.6%*)

•	Investment income: EUR 168 million (+ 35%*)

•	Annualized net return on invested assets (RoI): 4.6% (4.8% in 2006)
Significant Events in the First Quarter of 2007:
•	The SCOR share consolidation was conducted through the exchange of 10 old shares for 1 new share. To date, 97% of SCOR shares have been consolidated.

•	The SCOR group estimates the pre-tax technical cost of storm “Kyrill” at EUR 28 million for all of the Group’s branches and the markets concerned.

•	The SCOR group acquired 32.9% of Converium on 19 February 2007 in order to create a Top 5 global multi-line reinsurer.

•	On 26 February 2007, the SCOR group launched a voluntary public tender offer for Converium shares.
Significant Events since 1 April 2007
•	“Dynamic Lift” v1, the new strategic plan covering the period from mid 2007 to mid 2010, was published on 4 April 2007. This plan lays out the growth and profitability prospects of the combined Group that will result from the combination of SCOR and Converium, on the basis of realistic market assumptions, an optimal level of diversification and the implementation of a rigorous underwriting policy focused on profitability.

•	SCOR records an increase of 8.5% in Non-Life Treaty premium income on the Asian and Indian markets.

(*):	the 2007 first quarter results take account of the acquisition of Revios on 21 November 2006. The 2006 first quarter results did not include Revios. See table on page 6 for information on a like-for-like basis and at constant exchange rates. All comparisons in parentheses are to the first quarter of 2006, except when mentioned differently.

The SCOR Board meeting of 24 May 2007, chaired by Denis Kessler, closed the accounts at 31 March 2007.
1.  Following the integration of Revios, SCOR records a sharp increase in its business and results
In the first quarter of 2007, gross written premiums stand at EUR 1,040 million, up 42% compared to the first quarter of 2006.
Operating income for the first quarter of 2007 stands at EUR 127 million, up 27% compared to the first quarter of 2006 (EUR 100 million). Non-Life operating income stands at EUR 88 million and Life Operating income at EUR 39 million (including Revios).
Net income after tax for the first quarter of 2007 stands at EUR 76 million, compared to EUR 53 million for 2006, i.e. an increase of 43%.
Net income after tax takes account of the acquisition of Revios on 21 November 2006, which has resulted in a contribution of EUR + 17 million. Excluding this contribution, net income after tax for the first quarter of 2007 would be EUR 59 million, up 11% compared to the first quarter of 2006 on a comparable basis.
Group shareholders’ equity stands at EUR 2,314 million at 31 March 2007, compared to EUR 2,253 million at 31 December 2006, representing an increase of 3%. Permanent capital, which includes shareholders’ equity and the Group’s long-term debts, stands at EUR 3,367 million.
Annualized return on weighted average equity (RoE) is 14.0%.
Group operating cash flow for the first quarter of 2007 stands at EUR 166 million.
Net liabilities relating to contracts, which include technical reserves for insurance contracts as well as liabilities relating to financial contracts net of retrocessions, reach EUR 12,885 million at 31 March 2007, up 1% compared to 31 December 2006 (EUR 12,703 million).
The Group’s cost ratio is down at 6.6% (compared to 6.7% for the first quarter of 2006).
2.  Results by line of business
2.1. In Non-Life reinsurance (Treaty, Business Solutions and Specialties), premium income reaches EUR 474 million in the first quarter of 2007, up by 1% compared to the first quarter of 2006 at current exchange rates (+ 5% at constant exchange rates).
The net combined ratio for Non-Life reinsurance business stands at 97.7% for the first quarter of 2007, compared to 97.3% in the first quarter of 2006. Excluding CRP, a run-off subsidiary, the net combined ratio stands at 97.5% for the first quarter of 2007.
Operating income for Non-Life reinsurance business is up by 9% to EUR 88 million in the first quarter of 2007, compared to EUR 81 million in the first quarter of 2006.
2.2. Gross written premiums for Life reinsurance reach EUR 566 million for the first quarter of 2007, compared to EUR 265 million in the first quarter of 2006. On a comparable basis (excluding Revios), gross written premiums in Life reinsurance reach EUR 239 million in the first quarter of 2007, representing a decrease of 10% at current exchange rates (–6% at constant exchange rates). This decrease is due to a base effect: SCOR recorded exceptional contracts in the first quarter of 2006 that were not renewed in 2007.
Operating income for Life reinsurance reaches EUR 39 million (including Revios) compared to EUR 19 million in the first quarter of 2006, representing an increase of 105%. Excluding the contribution made by Revios, operating income for Life reinsurance reaches EUR 16 million in the first quarter of 2007.
3.  The Group’s asset management activities have made a satisfactory contribution to net income
Investment income for the first quarter of 2007 stands at EUR 168 million, compared to EUR 124 million for the first quarter of 2006, representing an increase of 35%.
Investment income for the first quarter of 2007 is distributed as follows: EUR 127 million from current yield (compared to EUR 80 million in the first quarter of 2006), EUR 43 million from capital gains and losses from disposals net of depreciation (compared to EUR 17 million in the first quarter of 2006), EUR –1 million from changes in fair value (compared to EUR + 30 million in the first quarter of 2006) and
EUR –1 million
from exchange rate fluctuations (compared to EUR –3 million in the first quarter of 2006).

Investments at 31 March 2007 reach EUR 14,082 million compared to EUR 14,001 million at 31 December 2006. Investments at 31 March 2007 are distributed as follows: bonds (43%), cash and equivalents (9%), cash deposits, loans and receivables (39%), shares (7%) and real estate (2%).
4.  SCOR records an increase of 8.5% in Non-Life Treaty premium income on the Asian and Indian markets
Non-Life reinsurance treaties in Japan, Korea and India were up for renewal on 1 April 2007. These treaties represent around 65% of SCOR’s portfolio in the Asia-Pacific zone.
During the 1 April 2007 renewals, written premiums in Japan reached EUR 41.1 million, down 8% compared to 2006 at constant exchange rates. In an environment where technical conditions have been stable, SCOR has voluntarily limited its wind and earthquake catastrophe exposures, whilst maintaining its positions and support on this key market where the Group has privileged, long-term relationships with its Japanese clients.
During the 1 April 2007 renewals, written premiums in Korea reached EUR 25.6 million, up 10% at constant exchange rates compared to 2006. In India, written premiums reached EUR 19.5 million, an increase of 23% at constant exchange rates compared to 2006. Technical conditions remain satisfactory on these rapidly expanding markets.
During the 1 January 2007 renewals, as a reminder, 30% of the South East Asia zone treaty portfolio was up for renewal. The Treaty and Specialties portfolio up for renewal on this date showed an increase of around 22%, with a significant increase in China consistent with the reinsurance licence granted to SCOR.
For the whole of 2007, taking into account the renewals at 1 January and 1 April 2007 in the Asia-Pacific and South Asia (India, Pakistan, Bangladesh, Sri Lanka) zone, written premiums for Non-Life treaties have now reached EUR 141 million, which corresponds to an increase of 8.5 % in Euros and at constant exchange rates compared to 2006.
******
Denis Kessler, Chairman and Chief Executive Officer, said:
“The 2007 first quarter results are in line with the profitability targets set out in the Dynamic Lift plan, as demonstrated by the 14% RoE level and the 35% increase in net income per share. These results demonstrate the pertinence of the Group’s strategic development, such as the successful integration of Revios business into SCOR Global Life on the Life reinsurance side, the application of a strict and underwriting policy in Non-Life reinsurance, and the repositioning of the Group towards the expanding European and Asian markets. The level of the net combined ratio shows that the Group is capable of absorbing a medium-level shock such as the Kyrill storms.
Furthermore, the Group has proved its ability to lead the Converium acquisition to a successful conclusion, achieving major milestones in the process, and is delighted with the friendly agreement that has been reached.
SCOR has demonstrated the pertinence of its strategic choices in terms of underwriting and acquisition, as well as its ability to create value for its shareholders.”
Consolidated Key Figures Under IFRS

In EUR millions
(at current exchange rates)	31 March 2006	31 March 2007	Variation

Gross written premiums	734	1,040	+42%
Net earned premiums	583	895	+54%
Operating income	100	127	+27%
Net income after tax	53	76	+43%

In EUR millions
(at current exchange rates)	31 December 2006	31 March 2007	Variation

Net liabilities relating to contracts	12,703	12,885	+1%
Investments	14,001	14,082	+0.6%
Shareholders’ equity	2,253	2,314	+3%

In EUR	31 March 2006	31 March 2007	Variation

Net income per share (1)	0.49	0.66	+35%
Net book value per share (2)	18.35	20.03	+9%

(1)	Net income per share: calculated pro rata of the number of shares in circulation over the year

(2)	Net book value per share is calculated as at 31 March 2007 based on the number of shares in circulation at this date

Key Figures on a like-for-like basis (excluding Revios)

In EUR millions
(estimated, at current exchange rates)	31 March 2006	31 March 2007	Variation

Gross written premiums	734	713	–3%
Operating income	100	104	+4%
Net income after tax	53	59	+11%

In EUR millions
(estimated, at current exchange rates)	31 December 2006	31 March 2007	Variation

Net liabilities relating to contracts	8,565	8,693	+1%
Investments	10,097	10,082	—
Key Figures at constant exchange rates

In EUR millions
(estimated, at constant exchange rates)	31 March 2006	31 March 2007	Variation

Gross written premiums	734	1,066	+45%
Operating income	100	128	+28%
Net income after tax	53	77	+45%

In EUR millions
(estimated, at constant exchange rates)	31 December 2006	31 March 2007	Variation

Net liabilities relating to contracts	12,703	12,946	+2%
Investments	14,002	14,149	+1%
*
*          *
2007 Communications timetable

Payment of the EUR 0.80 per share dividend	25 May 2007
(submitted for approval by the General Meeting of Shareholders)
2007 First Half Results	29 August 2007
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.
Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.

Exhibit 99-2
24 may, 2007
SCOR intends to delist its American Depositary Shares (ADSs) from the New York Stock Exchange
(NYSE) and to deregister under the U.S. Securities exchange act of 1934
SCOR announces its intention to apply for the voluntary delisting of its American Depositary Shares (ADSs) from the New York Stock Exchange (NYSE) and voluntarily terminate the registration of its securities under the U.S. Securities Exchange Act of 1934. SCOR expects to file relevant applications on June 4, 2007, the effective date of the new foreign private issuer deregistration rules issued by the U.S. Securities and Exchange Commission.
SCOR’s rationale for delisting and deregistration is based on the following:
•     The primary market for SCOR’s shares is Euronext (now part of NYSE-Euronext), where the average trading volume has accounted for more than 97 % of SCOR’s worldwide trading volume over the last three years;
•     SCOR’s ADS trading volume has declined over the past three years and has accounted for approximately 1% of the total volume of shares traded over the last year (adjusted to reflect SCOR’s January 2007 ten-for-one reverse share split);
•     SCOR adopted International Financial Reporting Standards (IFRS) in 2005. The Company believes that U.S. GAAP and IFRS are generally equivalent in terms of disclosure and quality of information for investors and that it is unnecessary to publish its accounts under the two reporting standards.
•     SCOR is continuously seeking to optimize its operating costs.
Following its delisting and deregistration, SCOR will maintain its American Depositary Receipt (ADR) program as a “level one” program to enable investors to retain their ADRs, which they may trade in the U.S. over-the-counter market. The delisting and deregistration will have no impact on SCOR’s primary listing of its ordinary shares on Eurolist by Euronext.
SCOR will continue to publish English language financial reports, financial statements, press releases and shareholder information, which will be available on its web site (www.scor.com) in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934.
SCOR considers that U.S. investors are an important part of its investor base and will maintain its relationship with them, as well as maintaining and continuing to develop its business operations in the United States. The Company will continue to provide a high standard of corporate governance, information and disclosure for all investors, including those in the United States.
*
*          *
2007 Communications timetable
Payment of the EUR 0.80 per share dividend (submitted for approval by the General Meeting of Shareholders)          25 May 2007
2007 First Half Results                                        29 August 2007
Forward looking statements
SCOR does not communicate “profit forecasts” in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward looking statements, contained in this paragraph, should not be held as corresponding to such profit forecasts. Information in this communication relating to the Tender Offer include “forward-looking statements”, including but not limited to statements that are predictions of or indicate future events, trends, plans or objectives, based on certain assumptions and include any statement which does not directly relate to a historical fact or current fact. Forward-looking statements are typically identified by words or phrases such as, without limitation, “anticipate”, “assume”, “believe”, “continue”, “estimate”, “expect”, “foresee”, “intend”, “may increase” and “may fluctuate” and similar expressions or by future or conditional verbs such as, without limitations, “will”, “should”, “would” and “could.” Undue reliance should not be placed on such statements, because, by their nature, they are subject to known and unknown risks, uncertainties and other factors, which may cause actual results, on the one hand, to differ from any results expressed or implied by the present communication, on the other hand.

Please refer to SCOR’s document de référence filed with the AMF on April 10, 2007 under number D.07-0294 for a description of certain important factors, risks and uncertainties that may affect the business of the SCOR group.